

October 31, 2013

<u>Via E-mail</u>
David Schaeffer
Chairman and Chief Executive Officer
Cogent Communications Group, Inc.
1015 31ˢᵗ Street N.W.
Washington, D.C. 20007

> **Re: Cogent Communications Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **Forms 8-K filed on February 21, May 7, and August 8, 2013**
> **File No. 001-31227**

Dear Mr. Schaeffer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Business, page 2</u>

1.   We note discussion in your Q2 2013 earnings call regarding your record high backlog. Tell us what consideration you gave to providing a discussion of your backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   We note the reference in the introductory paragraph to your reliance on equipment from Cisco Systems and the potential for hardware or software problems associated with such equipment. We also note the statement in Note 1 to your financial statements regarding your reliance upon one equipment vendor for the majority of your network equipment. Please tell us what consideration you gave to providing business and risk factor disclosure regarding your relationship with, and reliance on equipment from, Cisco Systems. Refer to Items 101(c)(1) and 503(c) of Regulation S-K.

Results of Operations, page 27

3.   We note that you disclose several metrics in your earnings calls. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350. In this regard, the following metrics, among others not included here, appear to be discussed regularly during your earnings calls:

- Average contract term
- Average price per megabit
- ARPU
- Customer churn
- Sales rep productivity

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 4. Commitments and contingencies

Dividends on Common Stock, page 10

4.   We note that the additional return of capital program will continue until the net debt to trailing twelve months EBITDA as adjusted ratio reaches 2.5 to 1.0. Please tell us what consideration was given to disclosing how the net debt to trailing twelve months EBITDA as adjusted ratio is computed and what the ratio was at the end of the period.

Forms 8-K Filed on February 21, May and August 8, 2013

Financial and Business Highlights

5.   We note your presentation of gross profit and gross profit margin, both of which exclude equity-based compensation and depreciation and amortization expenses. In future filings, when gross margin amounts are presented they should include all costs of revenue. Please refer to comment number 2 of our comment letter dated October 28, 2008 and your response dated November 26, 2008.

Schedule of Non-GAAP Measures

EBITDA and EBITDA, as adjusted

6.   Your disclosure regarding the usefulness of EBITDA, as adjusted and the related reconciliation which begins with "Net cash flow provided by operating activities" appears to indicate that EBITDA, as adjusted is a liquidity measure. However, we also note your disclosure that "EBITDA represents net (loss) income before income taxes, net interest expense, equity-based compensation expense and depreciation and amortization" which would be a performance measure. Also, your placement of EBITDA, as adjusted between Operating income and Net income in the Summary of Financial and Operation Results table appears to imply that the measure is a performance measure. If EBITDA or EBITDA, as adjusted are used as performance measures you should also provide reconciliation from Net income. Please see Question 103.02 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also note that EBITDA does not include an adjustment for equity based compensation expense and should therefore not be included in its computation. See Question 103.01 of our Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David Schaeffer
Cogent Communications Group, Inc.
October 31, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief